For immediate release
                                                                    May 10, 2006

                     Toyota Reports Record Year-End Results
       Achieves Record High Net Revenues, Operating Income and Net Income
  All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America
                                  (U.S. GAAP).


Tokyo -- TOYOTA MOTOR CORPORATION (TMC) announced today operating results for the fiscal year ended March 31, 2006.

On a consolidated basis, net revenues for the twelve months ended March 31, 2006, increased 13.4 percent year-on-year to 21.03 trillion yen. Operating income reached 1.87 trillion yen, an increase of 206 billion yen, or 12.3 percent, over the previous fiscal year. Net income increased 17.2 percent to
1.37 trillion yen, representing the third consecutive year in which net income exceeded one trillion yen. All of these figures marked record highs.

Positive contributions to operating income included 300.0 billion yen from the positive effects of changes in exchange rates, 240.0 billion yen from marketing efforts and 130.0 billion yen from cost reduction efforts. These gains offset the negative effects of an increase in expenses of 307.3 billion yen and effect of special factors of 156.5 billion yen.

Commenting on the results, TMC President Katsuaki Watanabe said, "Earnings trended upwards in the latter half of the fiscal year, resulting in positive year-on-year growth for the entire year. Although the effects of foreign currency exchange rates were contributing factors, Toyota's performance demonstrated the strength of our company's ongoing operational efforts."

TMC also announced a second-half cash dividend for the six months ended March 31, 2006 of 55 yen, an increase of 15 yen per share compared with the corresponding period of the previous fiscal year. This means total dividend payout for the full year will be 90 yen per share, an increase of 25 yen year-on-year, and that TMC will have increased its dividend for seven consecutive terms.

Regarding shareholder return policy, Watanabe added, "As for dividend payout, we have been aiming to steadily increase the payout ratio to 30% on a consolidated basis, and we plan to propose, at the general shareholders' meeting, a one-year share buy back program of up to 30 million shares or 200 billion yen."

In fiscal year 2006, Toyota's consolidated vehicle sales increased to 7.974 million units.

In Japan, while new models such as the Ractis, Vitz and Belta were well-received by customers, sales of existing models including the ist, Wish and Crown decreased amid weak market demand. Consolidated vehicle sales decreased by 17 thousand vehicles to 2.364 million vehicles. Toyota's market share excluding mini-vehicles for the twelve months ended March 31, 2006 was 44.3 percent, exceeding 40 percent for the eighth consecutive year.


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Sales in North America reached 2.556 million vehicles, an increase of 285 thousand vehicles, mainly due to steady sales of new models such as the Avalon and Tacoma and of other popular models including the Prius and those in the Scion series.

In Europe, the newly introduced Aygo contributed to a sales increase of 44 thousand vehicles to 1.023 million vehicles.

Sales in Asia increased by 47 thousand vehicles, to 880 thousand vehicles, mainly due to strong sales of IMV (Innovative International Multi-purpose Vehicle) models.

In other regions including Africa, Oceania and South and Central America, sales improved to reach 1.151 million vehicles, an increase of 207 thousand units. The startup of IMV production in Argentina, South Africa, etc., contributed to the sales increase.

TMC also announced its consolidated financial forecast for the fiscal year ending March 31, 2007. Based on an exchange rate of 110 yen to the U.S. dollar and 135 yen to the euro, TMC forecasts consolidated net revenues of 22.3 trillion yen, operating income of 1.90 trillion yen and net income of 1.31 trillion yen.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2007 will be 8.450 million vehicles.

Watanabe concluded by commenting on the outlook for profitability. "Our business environment will remain severe, with a significant increase in raw material prices and competition intensifying. However, we wish to achieve results that exceed our latest financial results while continuing investment for future growth."

(Please see the attached information for details on the financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                         ----------------

Cautionary Statement with Respect to Forward-Looking Statements
   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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        Contact: Public Affairs Division at (03) 3817-9130/9150/9161/9179